Exhibit 99.2

Merger And Listing Agreement This Merger Listing Agreement (hereinafter referred to as the "Agreement") is made and entered into on Ja 02, 2025, by and among the following parties: Party A: Visionary Holdings Inc. (NASDAQ: GV) Party B: Yao Ding (Driver's License No: D4486 78907 00626 Party C: Xu Ye (Driver's License No: Y2001 - 78906 - 61021 Party D: Smarco Building Solution Inc. Under the "Merger Listing Intent Agreement" signed by Party A and Party D on August 8, 2024, and to complete the spin - off listing to achieve the maximum benefit for all parties, the parties agree to the following terms. 1. Definitions 1. "Agreement": Refers to this Merger Listing Intent Agreement. 2. "Closing": Refers to the completion of the transactions contemplated in this Agreement. 3. "Closing Date": Refers to the date of transaction completion. 4. "Effective Date": Refers to the effective date of the merger. 5. "Exchange Act": Refers to the U.S. Securities Exchange Act. 2. Merger and Spin - off Listing 1. Merger: On the Effective Date, subject to the terms and conditions of this Agreement, Parties B, C, and D shall reorganize with Party A following applicable U.S. securities laws and Canadian laws . 2. Purpose: The purpose of the merger is to achieve the spin - off and uplisting of Party D on NASDAQ. 3. Spin - off Listing Timeline: The spin - off listing of Party D shall occur within 18 months, with a maximum of 24 months. 4. Shareholding Requirements: Before the spin - off and listing on another board, Parties A, B, and Care prohibited from transferring Party D's shares, except for the joint release of shares during pre - listing financing.

2.5. Effective Date: This Agreement becomes effective upon signing by all four parties ("Effective Date"). 3. Merger Consideration, Share Transfer, and Transaction Method 1. Merger Consideration: After conducting due diligence and evaluation, and in consultation with all parties, Party A has determined Party D's valuation to be USO 1.1 million, following U.S. securities market rules. 2. Share Transfer: Party Band Party C collectively hold 100% of Party D's shares (100 shares total): • Party B holds 60% (60 shares) and transfers 36% (36 shares) to Party A. • Party C holds 40% ( 40 shares) and transfers 24% (24 shares) to Party A. After the transfer: • Party A holds 60% (60 shares). • Party B holds 24% (24 shares). • Party C holds 16% (16 shares). 1. Transaction Method: Party A, with its closing price of $2.376 per share on Ja 02, 2025, issues 555,556 restricted GV common shares at a 0.5 discount to Parties Band C: • Party B: 333,334 shares. • Party C: 222,222 shares. 4. Representationsand Warranties 1. Representations and Warranties of Parties B, C, and D: (a) Organization, Status, and Authority: Party Dis a corporat i on duly organized, validly existing, and in good standing under Canadian law. (b) Authorization: Parties B and C possess full authority to execute and deliver this Agreement and complete the transactions contemplated herein. (c) No Conflict: Execution and delivery of this Agreement do not conflict with Party D's bylaws or applicable laws, rules, regulations, judgments, or agreements. (d) Financial Statements: Party D has complete and accurate financial records and reports its taxes truthfully to the government annually. And. strictly comply with the requirements of the public company for financial governance and accounting. (e) Business Continuity: To ensure the sustained and stable operation and development of

( e) Business Continuity: To ensure the sustained and stable operation and development of Party D, the original business operations of Party D shall continue to be fully managed and handled by Party Band Party C, who will retain 100% decision - making authority over daily operations and management. However, Party B and Party C must comply with the laws and regulations of the U.S. Securities and Exchange Commission (SEC) and Nasdaq, as well as the corporate charter, business objectives, and financial management requirements of a listed company. They shall not violate U.S. securities laws, regulations, or the corporate charter governing publicly listed companies. (f) Cooperation: Parties B, C, and D shall actively cooperate with Party A in issuing GV stock and advancing the spin - off listing to ensure the successful completion of the merger and listing. 4.2. Representations and Warranties of Party A: (a) Organization, Status, and Authority: Party A is a corporation duly organized, validly existing, and in good standing under Canadian law. (b) Authorization: Party A has full corporate authority to execute and deliver this Agreement and to complete the contemplated transactions. (c) No Conflict: Execution and delivery of this Agreement do not conflict with Party A's bylaws or applicable laws, rules, or agreements. (ct) Business Continuity: Party A agrees to maintain Party D's existing management team for its original business operations. ( e) New Business: Party A will collaborate with Parties B and C on the management team for the spin - off listing and new business operations. (f) Repurchase: To incentivize Parties B and C, Party A agrees to transfer 10% of its shares in Party D back to them at a valuation of USD 1.1 million before Party D's spin - off listing. 5. Covenants Party D's operations must continue as usual until the Effective Date, without engaging in activities that could significantly alter its financial status, business, or operations. 6. Conditions for the Merger 1. The obligations of all parties to complete the merger. 2. No injunctions or restrictions from courts or legal authorities preventing the merger. 3. Pre - merger debts and earnings belong to the original shareholders of Party D; post merger debts and earnings will be distributed among shareholders in proportion to their equity. 6.4. Party A's debts and liabilities are unrelated to Party D. 7. Miscellaneous 1. Responsibilities for Spin - off Listing: • Party A: Strategic planning, new business integration, listing preparations, and post - listing value optimization. • Parties Band C: Business development and meeting performance requirements for listing. 2. Compliance: All parties must adhere to SEC and NASDAQ laws and the terms of this Agreement. Breaches may result in liabilities, including share repurchase and compensation. 3. Notifications: All communications must be made via email. 4. Entire Agreement: This Agreement constitutes the full understanding among the parties and supersedes prior agreements. 5. Governing Law: This Agreement is governed by U.S. and Canadian laws. Disputes will be resolved in Ontario, Canada. 6. Amendments: Changes must be in writing and signed by all parties. 7. Copies: This Agreement is executed in four copies, with each party retaining one copy. Party A: Visionary Holdings Inc. Authorized Signatory: Party B: Yao Ding Signatory: Party C: Xu Ye Signatory: Party D: Smarco Building Solution Inc. Authorized Signatory: